

Mail Stop 7010

December 18, 2006

Mr. Timothy Wadhams
Masco Corporation
21991 Van Born Road
Taylor, Michigan 48180

      **RE: Masco Corporation
             Form 10-K for the year ended December 31, 2005
             Filed March 2, 2006
             File No. 1-5794**

Dear Mr. Wadhams:

      We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning impairment of your investments and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Note E. Investments, page 45

1. We note that you maintain investments in various marketable securities and private equity funds. We further note that you have recorded other-than-temporary losses on these investments in both fiscal 2005 and fiscal 2006, with a significant impairment charges being recorded in the third quarter of 2005 and the

second quarter of 2006. With a view towards future disclosure, please respond to the following comments related to your accounting and disclosure for these investments:

- Please clarify for us how you are accounting for your investment in Metaldyne Corporation and TriMas Corporation.
- Please provide us with a comprehensive discussion of how you determine the fair value of your investments that are carried at cost. Reference paragraphs 10-11 and paragraph 14 of SFAS 107.
- We note that, at December 31, 2005, you had a $19 million unrealized loss on your private equity funds that you considered a temporary decline in their estimated fair value. We also note that during the second quarter of 2006 you concluded that the estimated fair value of certain of your investments was impaired and, as a result, you recorded a $78 million charge to earnings. Please provide us with a comprehensive discussion of how you concluded that the loss on your investments was not other-than-temporary at December 31, 2005 and what new events took place subsequent to December 31, 2005 that caused you to conclude an other-than-temporary loss had occurred. Reference paragraph 21(b) of EITF 03-1 and SAB Topic M.
- Tell us if any of your investments had unrealized losses at September 30, 2006 and, if so, please also tell us if such losses have been in existence for greater than 12 months. Reference paragraph 21(a) of EITF 03-1.
- Provide us with a detailed description of the nature of your investments in private equity funds, including their relative industry and economic environment.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant